SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549
FORM 11-K
(Mark One)

☑	ANNUAL REPORT PURSUANT TO SECTION 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934
For the fiscal year ended December 31, 2007
OR

☐	TRANSITION REPORT PURSUANT TO SECTION 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934
For the transition period from ____________ to ______________
Commission file number: 001-13122
A.	Full title of the plan and the address of the plan, if different from that of the issuer named below:
Reliance Steel & Aluminum Co. Master 401(k) Plan
B.	Name of issuer of the securities held pursuant to the plan and the address of its principal executive office:
Reliance Steel & Aluminum Co.
350 South Grand Avenue, Suite 5100
Los Angeles, California 90071

Reliance Steel & Aluminum Co.
Master 401(k) Plan

Note:	All schedules other than that listed above have been omitted because they are not applicable or not required by 29 CFR 2520.103-10 of the Department of Labor’s Rules and Regulations for Reporting and Disclosure under the Employee Retirement Income Security Act of 1974, as amended.

Report of Independent Registered Public Accounting Firm
To the Plan Administrator
Reliance Steel & Aluminum Co. Master 401(k) Plan
Los Angeles, California
We have audited the accompanying statements of net assets available for benefits of Reliance Steel & Aluminum Co. Master 401(k) Plan (Plan) as of December 31, 2007 and 2006 and the related statement of changes in net assets available for benefits for the year ended December 31, 2007. These financial statements are the responsibility of the Plan’s management. Our responsibility is to express an opinion on these financial statements based on our audits.
We conducted our audits in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. The Plan is not required to have, nor were we engaged to perform, an audit of its internal control over financial reporting. Our audits included consideration of internal control over financial reporting as a basis for designing audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the Plan’s internal control over financial reporting. Accordingly, we express no such opinion. An audit also includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements, assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.
In our opinion, the financial statements referred to above present fairly, in all material respects, the net assets available for benefits of the Plan as of December 31, 2007 and 2006 and the changes in net assets available for benefits for the year ended December 31, 2007, in conformity with accounting principles generally accepted in the United States of America.
Our audits were performed for the purpose of forming an opinion on the basic financial statements taken as a whole. The supplemental schedule of assets (held at end of year) as of December 31, 2007 is presented for the purpose of additional analysis and is not a required part of the basic financial statements but is supplementary information required by the Department of Labor’s Rules and Regulations for Reporting and Disclosure under the Employee Retirement Income Security Act of 1974. This supplemental schedule is the responsibility of the Plan’s management. The supplemental schedule has been subjected to the auditing procedures applied in the audit of the basic financial statements and, in our opinion, is fairly stated in all material respects in relation to the basic financial statements taken as a whole.
/s/ BDO Seidman, LLP
BDO Seidman, LLP
Los Angeles, California
June 30, 2008

Reliance Steel & Aluminum Co.
Master 401(k) Plan
Statements of Net Assets Available for Benefits

December 31,	2007	2006

Assets

Investments, at fair value:
Interest bearing cash	$1,418,344	$1,187,848
Money market fund	22,590,827	18,972,859
Mutual funds	213,856,352	183,333,737
Common collective trust	1,199,699	—
Reliance Steel & Aluminum Co. common stock	30,590,263	25,805,084
Participant loans	8,702,596	7,038,677

Total investments	278,358,081	236,338,205

Non interest bearing cash	—	119,475

Receivables:
Participant contributions	580,776	483,988
Employer contributions	8,699,661	7,980,171
Other	125,630	44,143

Total receivables	9,406,067	8,508,302

Total Assets	287,764,148	244,965,982

Liabilities

Excess contributions payable	134,484	84,715
Other liabilities	159,153	—

Total Liabilities	293,637	84,715

Net assets available for benefits at fair value	287,470,511	244,881,267

Adjustment from fair value to contract value for the fully-benefit responsive investment contracts (common collective trust)	13,038	—

Net assets available for benefits	$287,483,549	$244,881,267

See accompanying notes to financial statements.

Reliance Steel & Aluminum Co.
Master 401(k) Plan
Statement of Changes in Net Assets Available for Benefits

Year ended December 31,	2007

Additions

Investment income:
Interest and dividends	$14,723,309
Net appreciation in fair value of investments	18,708,499

Total investment income	33,431,808

Contributions:
Participant	15,886,161
Employer, net of forfeitures	8,708,065
Rollover	1,403,150

Total contributions, net	25,997,376

Total additions	59,429,184

Deductions

Benefits paid to participants and beneficiaries	16,714,647
Deemed distributions of participant loans	59,227
Administrative expenses	53,028

Total deductions	16,826,902

Net increase	42,602,282

Net assets available for benefits, beginning of year	244,881,267

Net assets available for benefits, end of year	$287,483,549

See accompanying notes to financial statements.

Reliance Steel & Aluminum Co.
Master 401(k) Plan
Notes to Financial Statements

1.	Description of the Plan	The following description of the Reliance Steel & Aluminum Co. Master 401(k) Plan (the “Plan”) provides only general information. Participants should refer to the Summary Plan Description for a more complete description.

General

The Plan was originally formed in 1996 and was titled the Reliance Steel & Aluminum Co. 401(k) Savings Plan. Effective April 1, 1998, the Plan was amended, restated and renamed the Reliance Steel & Aluminum Co. Master 401(k) Plan. The Plan provides certain benefits to the employees of Reliance Steel & Aluminum Co. and certain subsidiaries (collectively the “Company”). The Plan is subject to the provisions of the Employee Retirement Income Security Act of 1974 (“ERISA”) and subsequent amendments.

The Plan is sponsored by Reliance Steel & Aluminum Co. (“Sponsor”) whose subsidiaries are participating employers (“Participating Employer”) in the Plan. The Plan is administered by the RSAC Employee Benefit Committee (“Plan Administrator”). The Plan is a 401(k) plan established for all employees of the Participating Employers of the Company who are not members of a collective bargaining unit for which the Company is required to make contributions to another 401(k) plan. Employees of subsidiaries of the consolidated group, other than those listed below, are not covered under this Plan as of December 31, 2007.

Allegheny Steel Distributors, Inc.	Lusk Metals
Aluminum and Stainless, Inc.	Pacific Metal Company
American Metals Corporation	PDM Steel Service Centers, Inc.
American Steel, LLC	Phoenix Metals Company
AMI Metals, Inc.	RSAC Management Corp.
CCC Steel, Inc.	Service Steel Aerospace Corp.
Chapel Steel Corp.	Siskin Steel & Supply Co., Inc.
Chatham Steel Corporation	Toma Metals, Inc.
Durrett Sheppard Steel Co, Inc.	Valex Corp.
Industrial Metals and Surplus, Inc.	Viking Materials, Inc.
Liebovich Bros., Inc.

Reliance Steel & Aluminum Co.
Master 401(k) Plan
Notes to Financial Statements

1.	Description of the Plan (Continued)	Effective January 2, 2007, employees of Industrial Metals and Surplus, Inc. (“IMS”) and Athens Steel, Inc. (“Athens”), a division of IMS, who satisfied the eligibility requirements of the Plan, received past service credit for their periods of employment with IMS and Athens for purposes of eligibility for participation and vesting service under the provisions of the Plan.

Effective January 1, 2008, employees of Crest Steel Corp. (“Crest”) and Clayton Metals, Inc. (“Clayton”) who were actively employed on December 31, 2007 became eligible to participate in the Plan on January 1, 2008, and received past service credit for their periods of employment with Crest and Clayton for purposes of vesting service under the provisions of the Plan.

On April 1, 2008, the Earle M. Jorgensen Retirement Savings Plan was merged into the Plan. The Earle M. Jorgensen Company (“EMJ”) employees who were actively employed on March 31, 2008 became eligible to participate in the Plan on April 1, 2008, and received past service credit for their period of employment with EMJ for purposes of vesting service under the provisions of the Plan.

Participation

Each employee is eligible to participate on the first entry date (first day of each Plan calendar quarter) after the completion of three months of service.

Contributions

Plan participants may make salary deferral contributions to the Plan in an amount not in excess of the maximum allowed by the Internal Revenue Code. In addition, the participating employers may make discretionary matching and profit sharing contributions to the Plan. Participants who are employed on the last day of the Plan year share in any discretionary matching and profit sharing contributions. Participants may also contribute eligible rollovers from other qualified defined benefit or defined contribution plans and individual retirement accounts.

Reliance Steel & Aluminum Co.
Master 401(k) Plan
Notes to Financial Statements

1.	Description of the Plan (Continued)	Participant Accounts

Each participant’s account is credited with the participant’s contributions, the Company’s contributions, and allocations of investment earnings. The benefit to which a participant is entitled is the benefit that can be provided from the participant’s vested account. Participants may direct the investment of their account balances into various investment funds offered by the Plan.

Vesting

Participants are immediately vested in their accounts with respect to participant contributions, eligible rollovers and earnings thereon. Participants vest in Company contributions and earnings thereon based upon the following schedule:

Years of Service	Vested Percentage

Less than 1	0%
1	25%
2	50%
3	75%
4 or more	100%

Participant Loans

Participants may borrow from their accounts up to the lesser of $50,000 or 50% of their vested account balance. Loans to participants are secured by the respective participant’s vested account balance and are subject to interest charges. Interest rates applicable to participant loans are determined by the Plan Administrator on the first day of each calendar quarter based on prevailing market rates. Loans are repayable ratably through periodic payroll deductions over a term not exceeding five years, or ten years for loans used for the purchase of a primary residence. Loans to participants as of December 31, 2007 bear interest at rates ranging from 5.00% to 10.50% and mature through November 2017.

Reliance Steel & Aluminum Co.
Master 401(k) Plan
Notes to Financial Statements

1.	Description of the Plan (Continued)	Payment of Benefits

Upon retirement, disability, death, or termination of service, a participant is eligible to receive a lump-sum amount equal to the value of the vested interest in his or her account. Other withdrawals from participants’ account balances may be made under certain circumstances, as defined in the Plan document.

Forfeitures

Forfeitures from nonvested participant accounts are used to reduce future Company contributions. Forfeited nonvested accounts and other prepaid contributions totaled $244,303 and $129,846 at December 31, 2007 and 2006, respectively. For the year ended December 31, 2007, $244,303 was used to reduce the Company’s contributions.

Administrative Expenses

Non-investment costs and administrative expenses of the Plan are paid by the Company which is a party-in-interest. These expenses, which are not reflected in the accompanying financial statements, constitute exempt party-in-interest transactions under ERISA. Loan establishment, loan maintenance and short-term trading fees are paid by the Plan and all other investment expenses are offset against the related investment income.

2.	Summary of Significant Accounting Policies	Basis of Presentation The accompanying financial statements of the Plan are prepared under the accrual method of accounting in accordance with U.S. generally accepted accounting principles.

As described in Financial Accounting Standards Board Staff Position AAG INV-1 and SOP 94-4-1, Reporting of Fully Benefit-Responsive Investment Contracts Held by Certain Investment Companies Subject to the AICPA Investment Company Guide and Defined-Contribution Health and Welfare and Pension Plans, investment contracts held by a defined-contribution plan are required to be reported at fair value. However, contract value is the relevant measurement attribute for that portion of the net assets available for plan benefits of a defined contribution plan attributable to fully benefit-responsive investment contracts because contract value is the amount participants would receive if they were to initiate permitted transactions under the terms of the Plan.

The Plan invests in the Fidelity Managed Income Portfolio which is a common collective trust. It invests in fully benefit-responsive investment contracts issued by insurance companies and other financial institutions, and in fixed income securities (see Investment Valuation and Income Recognition). The Plan’s Statements of Net Assets Available for Benefits present the fair value of these investment contracts as well as the adjustment of the fully benefit-responsive investment contracts from fair value to contract value. The Statement of Changes in Net Assets Available for Benefits is prepared on a contract value basis.

Reliance Steel & Aluminum Co.
Master 401(k) Plan
Notes to Financial Statements

Use of Estimates

The preparation of the financial statements in conformity with U.S. generally accepted accounting principles requires management to make estimates and assumptions that affect the amounts reported in the financial statements and accompanying notes. Actual results could materially differ from those estimates.

New Accounting Pronouncements

In September 2006, the FASB issued Statement on Financial Accounting Standards No. 157 (SFAS No. 157), Fair Value Measurements. This standard clarifies the definition of fair value for financial reporting, establishes a framework for measuring fair value and requires additional disclosures about the use of fair value measurements. SFAS No. 157 is effective for financial statements issued for fiscal years beginning after November 15, 2007. Plan management is currently evaluating the effect that the provisions of SFAS No. 157 will have on the Plan’s financial statements.

Investment Valuation and Income Recognition

The Plan’s investments in registered investment companies (mutual funds) and in common stock are stated at fair value based on the quoted market price of the funds and common stock, which represents the net asset value of the shares held by the Plan at year end. The common collective trust is stated at fair value based upon the value of the underlying investments and then adjusted to contract value as described below. Participant loans are stated at cost, which approximates fair value because the loans bear interest at rates commensurate with loans of similar credit quality and duration as of year-end. Purchases and sales of securities are recorded on a trade-date basis. Interest income is recorded on the accrual basis. Dividends are recorded on the ex-dividend date.

Reliance Steel & Aluminum Co.
Master 401(k) Plan
Notes to Financial Statements

2.	Summary of Significant Accounting Policies (Continued)	In determining the net assets available for benefits, the Fidelity Managed Income Portfolio is included in the Plan’s financial statements at contract value, which represents contributions made under the contracts, plus earnings, less withdrawals and administrative expenses. In accordance with U.S. generally accepted accounting principles, an investment contract is generally valued at contract value, rather than fair value, to the extent it is fully benefit-responsive.

Net Appreciation (Depreciation) in Fair Value of Investments

Realized and unrealized appreciation (depreciation) in the fair value of investments is based on the difference between the fair value of the assets at the beginning of the year, or at the time of purchase for assets purchased during the year, and the related fair value on the day investments are sold with respect to realized appreciation (depreciation), or on the last day of the year for unrealized appreciation (depreciation).

Realized and unrealized appreciation (depreciation) is recorded in the accompanying Statement of Changes in Net Assets Available for Benefits as net appreciation in fair value of investments.

Risks and Uncertainties

The Plan provides various funds that hold investment securities. Investment securities are exposed to various risks such as interest rate, market volatility, and credit risks. Due to the level of risk associated with certain investment securities and the level of uncertainty related to changes in the value of investment securities, it is at least reasonably possible that changes in risk in the near term would materially affect participants’ account balances and the amounts reported in the financial statements.

Reliance Steel & Aluminum Co.
Master 401(k) Plan
Notes to Financial Statements

2.	Summary of Significant Accounting Policies (Continued)	The Plan provides investment options that hold securities of foreign companies, which may involve special risks and considerations not typically associated with investing in U.S. companies. These risks include devaluation of currencies, less reliable information about issuers, different securities transaction clearance and settlement practices, and possible adverse political and economic developments. Moreover, securities of many foreign companies and their markets may be less liquid and their prices more volatile than securities of comparable U.S. companies.

Participant Distributions

Benefits paid to participants are recorded when paid.

3.	Investments	Participants may invest in certain investments offered by Fidelity Management Trust Company, the custodian of the Plan, including a unitized common stock fund containing common stock of Reliance Steel & Aluminum Co. and interest and non-interest bearing cash. At December 31, 2007 and 2006, the Plan held 801,814 and 923,538 unitized shares of Reliance Steel & Aluminum Co. stock fund with a fair value of $31,976,360 and $27,156,550, respectively. As of December 31, 2007 and 2006, the Reliance Steel & Aluminum Co. stock fund consisted of 564,396 and 655,284 shares, respectively, of Reliance Steel & Aluminum Co. common stock valued at $30,590,263 and $25,805,084, respectively, and interest bearing cash of approximately $1,418,344 and $1,187,848, respectively, and other receivables and cash of approximately $125,630 and $163,618, respectively. Benefits payable of the Reliance Steel & Aluminum Co. stock fund totaling $131,288 are reported on the Form 5500 at December 31, 2006. These liabilities are not reflected on the accompanying financial statements (see Note 8).

For risks and uncertainties regarding investment in the Company’s common stock, participants should refer to the Reliance Steel & Aluminum Co. Annual Report on Form 10-K for the year ended December 31, 2007.

Reliance Steel & Aluminum Co.
Master 401(k) Plan
Notes to Financial Statements

3.	Investments (Continued)	The following investments represent 5% or more of the Plan’s net assets at December 31, 2007:

	2007	2006

Fidelity Freedom 2020 Fund	$30,798,400	$27,205,150
Reliance Steel & Aluminum Co. common stock	30,590,263	25,805,084
Fidelity Diversified International Fund	25,433,525	21,899,342
Fidelity Retirement Money Market Portfolio Fund	22,590,827	18,972,859
Neuberger & Berman Genesis Trust Fund	19,559,027	18,882,018
Spartan U.S. Equity Index Fund	18,890,627	19,454,320
Fidelity Mid-Cap Stock Fund	18,489,774	18,163,238
Fidelity Freedom 2010 Fund	17,544,645	15,686,958
Fidelity Fund	17,487,386	16,352,825
MAS Mid-Cap Growth Portfolio Fund	16,353,579	14,355,219

During the year ended December 31, 2007, the Plan’s investments (including gains and losses on investments bought and sold, as well as held during the year) appreciated in value by $18,708,499 as follows:

Amount

Mutual funds	$8,655,819
Reliance Steel & Aluminum Co. common stock	10,052,680

Total	$18,708,499

4.	Plan Termination	Although it has not expressed any intent to do so, the Company has the right under the Plan to amend or terminate the Plan at any time, subject to the provisions of ERISA. In the event of Plan termination, participants will become 100% vested in their accounts.

Reliance Steel & Aluminum Co.
Master 401(k) Plan
Notes to Financial Statements

5.	Income Tax Status	The Plan obtained its latest determination letter on May 31, 2005, in which the Internal Revenue Service stated that the Plan, as designed, was in compliance with the applicable requirements of the Internal Revenue Code (IRC) including amendments to comply with recent legislation (GUST). The Plan has been amended since receiving the determination letter. An operational failure was noted in the calculation of the employer match contribution for 9 employees. The Company expects to submit the additional match contribution due, plus earnings, to the accounts of the affected participants in July 2008. Notwithstanding the above, the Plan administrator believes the Plan is currently designed and being operated in compliance with the applicable requirements of the IRC.

6.	Related Party Transactions	Certain Plan investments are shares of mutual funds, shares of a unitized common stock fund and a money market fund managed by Fidelity Management Trust Company. Fidelity Management Trust Company is the custodian and trustee as defined by the Plan and, therefore, these transactions qualify as party-in-interest transactions. Fees paid by the Plan to the custodian for administrative expenses amounted to $53,028 for the year ended December 31, 2007.

7.	Excess Contributions Payable	Excess contributions payable represents amount owed to several participants who made excess contributions based on the compliance testing performed by the Plan’s recordkeeper. The Plan returned such excess contributions to the participants on March 6, 2008.

8.	Reconciliation of Financial Statements to Form 5500	The following is a reconciliation of net assets available for benefits as reported on Form 5500 with that reported in the accompanying financial statements:

December 31,	2007	2006

Net assets available for benefits as reported on Form 5500	$287,470,511	$244,749,979
Adjustment from fair value to contract value for fully benefit-responsive investment contracts (common collective trust)	13,038	—
Benefits payable	—	131,288

Net assets available for benefits as reported on accompanying financial statements	$287,483,549	$244,881,267

Reliance Steel & Aluminum Co.
Master 401(k) Plan
Notes to Financial Statements

8.	Reconciliation of Financial Statements to Form 5500 (Continued)	The following is a reconciliation of the changes in net assets available for benefits as reported on Form 5500 with that reported in the accompanying financial statements:

Year ended December 31,	2007

Total investment income as reported on Form 5500	$33,550,058

Investments:
Adjustment from fair value to contract value for fully benefit-responsive investment contracts (common collective trust)	13,038
Benefits payable:
Beginning of period	(131,288)
End of period	—

Total investment income as reported on the accompanying financial statements	$33,431,808

Supplemental Schedule

Reliance Steel & Aluminum Co.
Master 401(k) Plan
Schedule of Assets (Held at End of Year)
as of December 31, 2007
Employer Identification Number: 95-1142616
Plan Number: 003
Form: 5500

	(b)
	Identity of issuer, borrower,	(c)	(d)	(e)
(a)	lessor or similar party	Description of investment	Cost	Current value

	Interest bearing cash
*	Fidelity Investments	Cash	a	$1,418,344

	Money market fund
*	Fidelity Investments	Fidelity Retirement Money Market Portfolio Fund	a	22,590,827

	Common collective trust
*	Fidelity Investments	Fidelity Managed Income Portfolio	a	1,199,699

	Mutual funds
*	Fidelity Investments	Fidelity Freedom 2020 Fund	a	30,798,400
*	Fidelity Investments	Fidelity Diversified International Fund	a	25,433,525
	Neuberger Berman	Neuberger & Berman Genesis Trust Fund	a	19,559,027
*	Fidelity Investments	Spartan U.S. Equity Index Fund	a	18,890,627
*	Fidelity Investments	Fidelity Mid-Cap Stock Fund	a	18,489,774
*	Fidelity Investments	Fidelity Freedom 2010 Fund	a	17,544,645
*	Fidelity Investments	Fidelity Fund	a	17,487,386
	Morgan Stanley	MAS Mid-Cap Growth Portfolio Fund	a	16,353,579
*	Fidelity Investments	Fidelity Freedom 2030 Fund	a	13,582,761
*	Fidelity Investments	Fidelity Intermediate Bond Fund	a	6,468,639
*	Fidelity Investments	Spartan Total Market Index Fund	a	5,330,482
	PIMCO	PIMCO Funds Total Return Fund	a	3,419,564
*	Fidelity Investments	Fidelity Freedom 2000 Fund	a	3,027,886
*	Fidelity Investments	Fidelity Freedom 2040 Fund	a	2,995,958
*	Fidelity Investments	Fidelity Freedom 2015 Fund	a	2,542,568
	American Beacon	American Beacon Large Cap Value Fund	a	1,903,617
*	Fidelity Investments	Fidelity Freedom 2025 Fund	a	1,876,858
*	Fidelity Investments	Freedom Income Fund	a	1,757,587
	American Funds	American Funds Growth Fund of America (R4)	a	1,430,472
*	Fidelity Investments	Fidelity Value Fund	a	964,240
	Baron Funds	Baron Asset Fund	a	846,203
	The Harford Mutual Funds	The Hartford International Small Company Fund	a	841,697
	The Royce Funds	Royce Opportunity Fund	a	696,608
*	Fidelity Investments	Fidelity Freedom 2035 Fund	a	391,691
*	Fidelity Investments	Fidelity Freedom 2005 Fund	a	378,357
*	Fidelity Investments	Fidelity Freedom 2045 Fund	a	315,094
*	Fidelity Investments	Fidelity Dividend Growth Fund	a	303,005
*	Fidelity Investments	Fidelity Freedom 2050 Fund	a	226,102

		Total mutual funds		$213,856,352

Reliance Steel & Aluminum Co.
Master 401(k) Plan
Schedule of Assets (Held at End of Year)
as of December 31, 2007
Employer Identification Number: 95-1142616
Plan Number: 003
Form: 5500

	(b)
	Identity of issuer, borrower,	(c)	(d)	(e)
(a)	lessor or similar party	Description of investment	Cost	Current value

	Common stock
*	Reliance Steel & Aluminum Co.	Common stock	a	$30,590,263

	Loans
*	Participant Loans	Loans to participants with interest rates ranging from 5.00% to 10.50%, collateralized by participants’ account balances and maturing through 2017	—	8,702,596

	Total investments			$278,358,081

* — Represents a party-in-interest as defined by ERISA.
a — The cost of participant-directed investments is not required to be disclosed

Signatures
Pursuant to the requirements of the Securities Exchange Act of 1934, the members of the Reliance Steel & Aluminum Co. Master 401(k) Plan Committee have duly caused this annual report to be signed on its behalf by the undersigned hereunto duly authorized.

RELIANCE STEEL & ALUMINUM CO MASTER 401(k) PLAN.
Dated: June 30, 2008	By:	/s/ Karla Lewis
Karla Lewis
Member of the Reliance Steel & Aluminum Co. Master 401(k) Plan Committee